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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Petrosearch Energy Corporation
(Name of Issuer)
Common Stock and Warrants
(Title of Class of Securities)
71675Y100
(CUSIP Number)
December 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (6-00)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	055934103	13G	Page	2	of	7 pages

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Commonwealth Bank of Australia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	19.08% (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC
(1) Includes (i) 4,000,000 shares of Common Stock, and (i i) presently exercisable warrants to purchase 4,000,000 shares of Common Stock.
(2) Calculated based on 41,927,070 total outstanding shares which includes 37,927,070 current number of outstanding common shares and 4,000,000 warrants.

CUSIP No. 055934103	13G	Page 3 of 7 pages
Item 1.(a) Name of Issuer
     Petrosearch Energy Corporation
Item 1.(b) Address of Issuer’s Principal Executive Offices
4801 Woodway Drive
Suite 300E
Houston, TX 77056
United States
Item 2.(a) Name of Persons Filing
     Commonwealth Bank of Australia
Item 2.(b) Address of Principal Business Office or, if none, Residence
     48 Martin Place, Level 2, Sydney NSW 2000, Australia
Item 2.(c) Citizenship
     Australia
Item 2.(d) Title of Class of Securities
     Common Stock and Warrants
Item 2.(e) CUSIP Number
     71675Y100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     N/A

CUSIP No. 055934103	13G	Page 4 of 7 pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

8,000,000

(b)	Percent of class:

19.08%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote :

0

(ii)	Shared power to vote or to direct the vote:

8,000,000

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or direct the disposition of :

8,000,000

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Clients of the CBA Fund Managers have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

CUSIP No. 055934103	13G	Page 5 of 7 pages
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 055934103	13G	Page 6 of 7 pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

19 December, 2006	COMMONWEALTH BANK OF AUSTRALIA

	By:	/s/ John Damlen Hatton
	Name:	John Damlen Hatton
	Title:	Company Secretary

Colonial First State Investments Limited

	By:	/s/ Andy Ki
	Name:	Andy Ki
	Title:	Senior Manager,
Investment Management Support